Filed by Falconbridge Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 333-129218

Falconbridge Receives Improved Inco Offer

MAY 13, 2006 — 20:25 ET

TORONTO, ONTARIO — (CCNMatthews — May 13, 2006) — Falconbridge Limited ("Falconbridge") (TSX:FAL.LV)(NYSE:FAL) announced today that it has amended the terms of its Support Agreement with Inco Limited ("Inco") whereby it has agreed to recommend an increased offer from Inco to acquire all outstanding common shares of Falconbridge. Under the revised terms, Inco's take-over offer will be amended to increase the amount of cash to be received by Falconbridge shareholders by Cdn$5.00 per share, assuming full pro-ration.

"We continue to believe in the compelling strategic and economic rationale of combining Falconbridge with Inco and the revised offer terms reflect Falconbridge's excellent financial results and tremendous prospects given the increases in metal prices and very strong market fundamentals," said Derek Pannell, Chief Executive Officer of Falconbridge.

"The added cash will provide our shareholders with about Cdn$1.9 billion more in value compared with the original deal negotiated with Inco. In addition, the tangible synergies available to the combined company are much greater under current metals prices than previously estimated and are focused directly on enhancing our operating platform, rather than simply eliminating corporate overlap and jobs. Assuming completion of this deal, Falconbridge shareholders will own approximately 47% of the combined company and will continue to benefit from increased earnings due both to higher metals prices and to the very significant operating synergies that will result from combining our two great companies."

Inco and Falconbridge have amended the Support Agreement to revise the terms of Inco's offer such that each Falconbridge common shareholder may elect to receive either 0.6927 Inco common shares plus Cdn$0.05 or Cdn$51.17 per share, subject to a maximum number of shares and cash, and subject to pro-ration. The maximum amount of cash available is approximately Cdn$4.8 billion and the maximum amount of Inco common shares available is unchanged at approximately 201 million. Assuming all shareholders tender for the cash option or all shareholders tender for the share option, each shareholder would be entitled to receive 0.524 Inco shares plus Cdn$12.50. Among other amendments to the Support Agreement, Falconbridge has agreed to a "break fee" in the amount of US$450 million, payable to Inco if a competing offer is recommended by Falconbridge and in certain other events.

"We have always believed that combining Falconbridge with Inco makes the best strategic and economic sense for Falconbridge and its shareholders. The pro forma balance sheet of the combined company will not be stressed by the increased cash payment to our shareholders given the continued improvements in metal prices. We remain confident that regulatory approval will be received soon and look forward completing this outstanding transaction," said Pannell. "The Falconbridge management team is committed to this deal and to ensuring that the synergies identified can be delivered by the new Inco."

Inco and Falconbridge continue to work with the U.S. Department of Justice and the European Commission in connection with their respective reviews of our pending transaction.

Conference Call and Webcast

Interested investors can listen to our presentation to the investment community on Inco's planned acquisition of Falconbridge Limited, on a live, listen-only basis, or access the archival webcast or the recording of the presentation through the Internet or by calling the toll-free telephone number in North America as indicated below.

The presentation is scheduled for Monday, May 15 at 8:30 a.m. E.S.T. and can be accessed by visiting the Falconbridge website at www.falconbridge.com. A recording of the presentation can be listened to by dialing 1-800-558-5253 in North America and by entering the reservation number 21292245.

This recording is also available outside North America by dialing 416-626-4100 and by entering the same reservation number.

FORWARD-LOOKING INFORMATION

Certain statements contained in this News Release are forward-looking statements (as defined in applicable securities legislation). Examples of such statements include, but are not limited to, statements concerning (i) our assessment of the outlook for metal markets in 2006, (ii) Inco's offer to acquire all of the common shares of Falconbridge Limited and the benefits of such combination, (iii) our future financial requirements and funding of those requirements, (iv) our expectations with respect to our development projects, (v) our production forecast for 2006 and (vi) our dividend schedule. Inherent in forward-looking statements are risks and uncertainties well beyond our ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this News Release. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about the timing, steps to be taken and completion of Inco's offer to acquire all of our common shares, the ability to successfully compete against global metals and mining and exploration companies by creating through such a combination an enterprise of increased scale; strong demand for nickel, copper and other metals in emerging markets such as China; approximately $350 million per annum in pre-tax operating and other synergies and cost savings, and other benefits being realized based on the achievement of operational efficiencies from restructuring, integration and other initiatives relating to the combination of Falconbridge and Inco; the approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies being obtained in a timely manner; divestitures required by regulatory agencies being acceptable and completed in a timely manner; there being limited costs, difficulties or delays related to the integration of the Falconbridge's operations with those of Inco; the timely completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions generally; exchange rates, energy and other anticipated and unanticipated costs and pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of, nickel, copper, aluminum, zinc and other primary metals products and other metal products Inco and Falconbridge produce; the timing of the receipt of remaining regulatory and governmental approvals for the development projects and other operations; the continued availability of financing on appropriate terms for development projects; Falconbridge's costs of production and production and productivity levels, as well as those of its competitors; market competition; mining, processing, exploration and research and development activities; the accuracy of ore/mineral reserve estimates; premiums realized over LME cash and other benchmark prices; tax benefits/charges; the resolution of environmental and other proceedings and the impact on the combined company of various environmental regulations and initiatives; assumptions concerning political and economic stability in countries or locations in which Falconbridge operates or otherwise and the ability to continue to pay quarterly cash dividends in such amounts as Falconbridge's Board of Directors may determine in light of other uses for such funds and other factors.

Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond the Company's ability to control or predict. Some of these known risks and uncertainties are outlined in filings by Falconbridge with applicable securities regulatory authorities, including in Falconbridge's annual information form. Readers are encouraged to consult such filings. While Falconbridge anticipates that subsequent events and developments may cause Falconbridge's views to change, the Company specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this news release. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect Falconbridge and the combination of Inco and Falconbridge.

Important Legal Information

This communication is being made in respect of the share exchange takeover bid by Inco Limited for common shares of Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 containing a share exchange take-over bid circular. Inco, if required, will file other documents regarding the transaction with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents filed with the SEC free of charge at the SEC's website (www.sec.gov). Canadian investors will also be able to obtain information filed in respect of this bid at www.sedar.com.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel orebodies. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Falconbridge Limited: Denis Couture
Senior Vice-President, Investor Relations,
Communications and Public Affairs
(416) 982-7020
(416) 982-7242 (FAX)
denis.couture@falconbridge.com
www.falconbridge.com